Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEWGISTICS, INC.

Newgistics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies:

FIRST: That the name of the Corporation is Newgistics, Inc., and the Corporation was originally incorporated under the name “iReturnit, Inc.” on December 1, 1999, pursuant to the General Corporation Law of the State of Delaware.

SECOND: That the Board of Directors of the Corporation adopted resolutions approving and declaring advisable the following amendments to the Corporation’s Sixth .Amended and Restated Certificate of Incorporation (the “Certificate”):

Article IV.A. of the Certificate is hereby amended and restated to read in its entirety as follows:

“ARTICLE IV

A. Classes of Stock. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock” The total number of shares of capital stock authorized to be issued is 1,194,312,411 shares. 725,000,000 shares shall be Common Stock, par value $0.001 per share, and 469,312,411 shares shall be Preferred Stock, par value $0.001 per share, 10,200,000 of which shall be designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”), 13,000,000 of which shall be designated as “Series AA Convertible Preferred Stock” (the “Series AA Preferred Stock”), 40,322,580 of which shall be designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”), 13,905,913 of which shall be designated as “Series B-1 Convertible Preferred Stock” (the “Series B-1 Preferred Stock”), 57,452,573 of which shall be designated as “Series BB-1 Convertible Preferred Stock” (the “Series BB-1 Preferred Stock”), 9,191,992 of which shall be designated as “Series C Convertible Preferred Stock” (the “Series C Preferred Stock”), 100,698,118 of which shall be designated as “Series CC Convertible Preferred Stock” (the “Series CC Preferred Stock”), 33,113,647 of which shall be designated as “Series D Preferred Stock” (the “Series D Preferred Stock”), 191,181,888 of which shall be designated as “Series E Convertible Preferred Stock” (the “Series E Preferred Stock”), and 245,700 of which shall be designated as “Series F Convertible Preferred Stock” (the “Series F Preferred Stock”).”

Article IV.B.4.(d)(ii) of the Certificate is hereby amended to add subsections (J) and (K), which shall read in their entirety as follows:

“(J) upon the issuance or conversion of convertible promissory notes issued pursuant to the Note and Warrant Purchase Agreement, dated on or about April 21, 2005 (the “Note and Warrant Purchase Agreement”), by and among the Corporation and the parties signatory thereto; and

(K) upon the issuance or exercise of warrants to purchase equity securities of the Corporation issued pursuant to the Note and Warrant Purchase Agreement.”

THIRD: That the foregoing amendment was duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the required vote of the stockholders of the Corporation acting pursuant to a written consent in lieu of special meeting.

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Newgistics, Inc. this 21st day of April, 2005.

By:	/s/ William J. Razzouk
William J. Razzouk
President and Chief Executive Officer

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